UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

For Form 10-KSB

For Period Ended: June 30, 2008 SEC File Number: 0-15224
CUSIP Number: 0074223 06 5

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

Full Name of Registrant: Advance Display Technologies, Inc.

Address of Principal Executive Office (Street and Number): 7334 South Alton Way, Suite F

City, State and Zip Code: Centennial, CO 80112

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)   [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

After the end of its fiscal year, the Company determined that it had received non-conforming parts from a supplier.  Due to the difficulty of identifying the non-conforming parts and determining the value of those parts and the times that they were received, the Company could not readily determine whether it needed to record an impairment charge against its parts inventory.  As a result, the Company was unable to complete the preparation of the financial statements for the subject report within the prescribed time period without unreasonable effort or expense.

PART IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

(Name)                                           (Area Code)                                (Telephone No.)
Matthew W. Shankle                                                                (303) 267-0111

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer no, identify report(s).

  [ X ]  Yes          [ ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [ X ]  Yes          [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $5.37 million compared to a net loss of $2.13 million for fiscal year 2007, an increase of $3.24 million.  The higher loss is primarily attributable to the increase in the Company’s business activity as it prepares to manufacture and sell its proprietary SkyNet™ video display screens, including: (1) the development of manufacturing operations, (2) increased personnel and other general and administrative costs resulting from an increase in the number of employees, (3) higher marketing expenses, and (4) increased research and development expenditures.

Advance Display Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 2008                                                                                   By: /s/ Matthew W. Shankle
        Matthew W. Shankle, President